Exhibit 12

Bristow Group Inc.

Computation of Ratios of Earnings to Fixed Charges

(In thousands, except ratio amounts)

	Fiscal Year Ended March 31,					Three Months Ended June 30, 2015
	2011	2012	2013	2014	2015
Income from continuing operations before provisions of income taxes and non-controlling interests	$140,399	$79,442	$166,677	$244,991	$111,473	$1,004
Add: amortization of capitalized interest	2,269	2,809	2,786	2,682	2,598	644
Add: fixed charges (from below)	61,929	58,428	71,504	94,305	99,797	29,226
Add: equity in earnings from unconsolidated affiliates less than (in excess of) dividends received	(6,221)	5,486	(9,244)	1,629	9,418	(5,530)
Less: capitalized interest	(6,010)	(4,966)	(6,594)	(14,104)	(14,559)	(3,371)

Earnings	$192,366	$141,199	$225,129	$329,503	$208,727	$21,973

Fixed charges:
Fixed charges:
Interest expense:
Interest on indebtedness (1)	$46,187	$38,130	$42,446	$44,938	$30,310	$7,890
Capitalized	6,010	4,966	6,594	14,104	14,559	3,371
Interest portion of rental expense	9,732	15,332	22,464	35,263	54,928	17,965

Fixed charges:	$61,929	$58,428	$71,504	$94,305	$99,797	$29,226

Ratio of earnings to fixed charges (earnings divided by fixed charges)	3.1	2.4	3.1	3.5	2.1	0.8

(1)	Includes amortization of debt issuance costs.